EXHIBIT 99.1

ASSURED GUARANTY CORP.

Assured Guaranty Corp.
Consolidated Balance Sheets
(in thousands of U.S. dollars except per share and share amounts)

(Unaudited)

	March 31, 2005	December 31, 2004

Assets
Fixed maturity securities, at fair value (amortized cost: $1,124,579 in 2005 and $1,108,149 in 2004)	$1,171,755	$1,172,355
Short-term investments, at cost which approximates fair value	30,733	66,057
Total investments	1,202,488	1,238,412
Cash and cash equivalents	11,075	2,766
Accrued investment income	15,213	14,547
Deferred acquisition costs	139,798	140,335
Prepaid reinsurance premiums	48,984	49,653
Reinsurance recoverable on ceded losses	33,371	36,379
Premiums receivable	33,811	48,868
Goodwill	85,417	85,417
Unrealized gains on derivative financial instruments	34,368	29,445
Other assets	10,707	10,683
Total assets	$1,615,232	$1,656,505

Liabilities and shareholder’s equity
Liabilities
Unearned premium reserves	$363,503	$369,320
Reserves for losses and loss adjustment expenses	109,944	118,403
Profit commissions payable	4,166	4,181
Reinsurance balances payable	27,578	64,929
Deferred income taxes	57,433	58,255
Funds held by Company under reinsurance contracts	5,854	5,829
Other liabilities	23,057	28,108
Total liabilities	591,535	649,025
Commitments and contingencies
Shareholder’s equity
Common stock ($720.00 par value, 200,000 shares authorized; 20,834 shares issued and outstanding in 2005 and 2004)	15,000	15,000
Additional paid-in capital	390,462	386,403
Unearned stock grant compensation	(7,888)	(5,845)
Retained earnings	594,665	569,222
Accumulated other comprehensive income	31,458	42,700
Total shareholder’s equity	1,023,697	1,007,480
Total liabilities and shareholder’s equity	$1,615,232	$1,656,505

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Consolidated Statements of Operations and Comprehensive Income
(in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended March 31,
	2005	2004

Revenues
Gross written premiums	$32,371	$47,534
Ceded premiums	(6,897)	(405)
Net written premiums	25,474	47,129
Decrease (increase) in net unearned premium reserves	5,158	(9,631)
Net earned premiums	30,632	37,498
Net investment income	13,322	12,625
Net realized investment gains	162	—
Unrealized gains on derivative financial instruments	4,923	10,001
Total revenues	49,039	60,124

Expenses
Loss and loss adjustment expenses	(1,828)	8,713
Profit commission expense	3	302
Acquisition costs	8,053	9,187
Other operating expenses	7,917	10,781
Goodwill impairment	—	1,645
Total expenses	14,145	30,628

Income before provision for income taxes	34,894	29,496
Provision for income taxes
Current	4,310	2,178
Deferred	5,141	5,992
Total provision for income taxes	9,451	8,170
Net income	25,443	21,326
Other comprehensive income, net of taxes
Unrealized holding (losses) gains on fixed maturity securities arising during the year	(11,137)	6,093
Reclassification adjustment for realized gains included in net income	(105)	—
Change in net unrealized gains on fixed maturity securities	(11,242)	6,093
Comprehensive income	$14,201	$27,419

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Consolidated Statements of Shareholder’s Equity
For the Three Months Ended March 31, 2005
(in thousands of U.S. dollars)

(Unaudited)

	Common Stock	Additional Paid-in Capital	Unearned Stock Grant Compensation	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholder’s Equity

Balance, January 1, 2005	$15,000	$386,403	$(5,845)	$569,222	$42,700	$1,007,480
Net income	—	—	—	25,443	—	25,443
Tax benefit for options exercised	—	4,059	—	—	—	4,059
Unrealized loss on fixed maturity securities, net of tax of $(5,975)	—	—	—	—	(11,242)	(11,242)
Unearned stock grant compensation, net	—	—	(2,043)	—	—	(2,043)
Balance, March 31, 2005	$15,000	$390,462	$(7,888)	$594,665	$31,458	$1,023,697

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended March 31,
	2005	2004

Operating activities
Net income	$25,443	$21,326
Adjustments to reconcile net income to net cash flows (used in) provided by operating activities:
Non-cash operating expenses	727	—
Net amortization of premium on fixed maturity securities	1,454	1,888
Goodwill impairment	—	1,645
Provision for deferred income taxes	5,141	5,992
Net realized investment gains	(162)	—
Change in unrealized gains on derivative financial instruments	(4,923)	(10,001)
Change in deferred acquisition costs	537	(3,849)
Change in accrued investment income	(666)	(1,170)
Change in premiums receivable	15,057	(3,931)
Change in prepaid reinsurance premiums	669	540
Change in unearned premium reserves	(5,817)	9,091
Change in reserves for losses and loss adjustment expenses, net	(42,802)	6,111
Change in profit commissions payable	(15)	87
Change in funds held by Company under reinsurance contracts	25	—
Other	(3,934)	(5,182)
Net cash flows (used in) provided by operating activities	(9,266)	22,547

Investing activities
Fixed maturity securities:
Purchases	(59,545)	(46,882)
Sales	41,822	20,816
Maturities	—	—
Sales of short-term investments, net	35,324	4,336
Net cash flows provided by (used in) investing activities	17,601	(21,730)

Effect of exchange rate changes	(26)	—
Increase in cash and cash equivalents	8,309	817
Cash and cash equivalents at beginning of period	2,766	18,009
Cash and cash equivalents at end of period	$11,075	$18,826

Supplementary cash flow information
Cash paid during the period for:
Income taxes	$—	$6,389

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Notes to Consolidated Financial Statements

March 31, 2005

(Unaudited)

1.  Business and Organization

Assured Guaranty Corp. (formerly known as ACE Guaranty Corp. and ACE Guaranty Re Inc.) (the “Company”) is a Maryland domiciled company, which commenced operations in January 1988 and provides insurance and reinsurance of investment grade financial guaranty exposures, including municipal and nonmunicipal reinsurance and credit default swap (“CDS”) transactions.  As of December 31, 2003, the Company was an indirect wholly-owned subsidiary of ACE Limited (“ACE”), a holding company incorporated with limited liability under Cayman Islands Companies Law.  However, on April 28, 2004, subsidiaries of ACE completed an initial public offering (“IPO”) of 49,000,000 of their 75,000,000 common shares of their wholly-owned subsidiary and parent of the Company, Assured Guaranty Ltd. (“Assured Guaranty”).  Assured Guaranty’s common shares are traded on the New York Stock Exchange under the symbol “AGO”.  This offering raised approximately $840.1 million in net proceeds, all of which went to the selling shareholders.  As a result of the IPO, the Company implemented a new underwriting strategy.  As part of this strategy, the Company has exited certain lines of business.  The Company was renamed Assured Guaranty Corp. upon completion of the IPO.

The Company has financial strength ratings of AAA and Aa1 as of December 31, 2004 from Standard & Poor’s Rating Service (“S&P”) and Moody’s Investor Services, Inc. (“Moody’s”), respectively, and is licensed in 48 jurisdictions.  The Company owns 100% of Assured Value Insurance Company (formerly Assured Guaranty Risk Assurance Company and ACE Risk Assurance Company), a Maryland domiciled company and Assured Guaranty (UK) Ltd. (“AG (UK)”), a company organized under the laws of the United Kingdom.

Financial guaranty insurance provides an unconditional and irrevocable guaranty that protects the holder of a financial obligation against non-payment of principal and interest when due. Financial guaranty insurance may be issued to the holders of the insured obligations at the time of issuance of those obligations, or may be issued in the secondary market to holders of public bonds and structured securities.  A loss event occurs upon existing or anticipated credit deterioration, while a payment under a policy occurs when the insured obligation defaults.  This requires the Company to pay the required principal and interest when due in accordance with the underlying contract. The principal types of obligations covered by the Company’s financial guaranty direct and financial guaranty assumed reinsurance businesses are structured finance obligations and public finance obligations. Because both businesses involve similar risks, the Company analyzes and monitors its financial guaranty direct portfolio and its financial guaranty reinsurance portfolio on a combined basis.

The Company’s financial results include three principal business segments: financial guaranty direct, financial guaranty reinsurance and other.  These segments are further discussed in Note 9.

2.  Basis of Presentation

The unaudited interim consolidated financial statements, which include the accounts of the Company, have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the Company’s financial condition, results of operations and cash flows for the periods presented.  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates. These unaudited interim consolidated financial statements cover the three-month period ended March 31, 2005 and the three-month period ended March 31, 2004. Operating results for the three-month periods ended March 31, 2005 and 2004 are not necessarily indicative of the results that may be expected for a full year.  Certain items in the prior year consolidated financial statements have been reclassified to conform with the current period presentation. These unaudited interim consolidated financial statements should be read in conjunction with the financial statements included in the audited consolidated financial statements of Assured Guaranty Ltd. as of December 31, 2004 and

2003, and for each of the years in the three-year period ended December 31, 2004 which was filed with the Securities and Exchange Commission as Exhibit 99.1.

The Company and its subsidiaries are subject to U.S. income tax.  The provision for income taxes is calculated in accordance with Statement of Financial Accounting Standards (“FAS”) FAS No. 109, “Accounting for Income Taxes”.  The Company’s provision for income taxes for interim financial periods is not based on an estimated annual effective rate due to the variability in changes in fair value of its derivative financial instruments.  A discrete calculation of the provision is calculated for each interim period.  The Company’s tax sharing agreement is further discussed in Note 8.

3.  Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued FAS No. 123 (revised 2004), “Share-Based Payment” (“FAS 123R”). FAS 123R replaces FAS No.123, “Accounting for Stock-Based Compensation” (“FAS 123”) and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). As permitted by FAS 123, the Company currently accounts for share-based payments to employees using APB 25’s intrinsic value method and, as such, generally recognizes no compensation expense for employee stock options. Accordingly, the adoption of FAS 123R’s fair value method will impact the Company’s results of operations, although it will have no impact on its overall financial position. The impact of adoption of FAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted FAS 123R in prior periods, the impact of that standard would have approximated the impact of FAS 123 as described in the disclosure of pro forma net income in Note 7. FAS 123R also requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in the First Quarter 2005 and First Quarter 2004 for such excess tax deductions were $4.1 million and $5.4 million, respectively. In April 2005, the Securities and Exchange Commission delayed the effective date for adoption of FAS 123R for the Company until December 31, 2005.

In March 2004, the Emerging Issues Task Force (“EITF”) reached a final consensus on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairments and its Application to Certain Investments” (“EITF 03-1”), which provides guidance on recognizing other-than-temporary impairments on several types of investments including debt securities classified as held-to-maturity and available-for-sale under FAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”.  In September 2004, FASB Staff Position (“FSP”) EITF Issue 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” was issued, delaying the effective date for the recognition and measurement guidance of EITF 03-1, as contained in paragraphs 10-20, until certain implementation issues are addressed and a final FSP providing implementation guidance is issued. The disclosure requirements of the consensus remain in effect. The Company will continue to monitor this project and, once the final FSP is issued, will evaluate its potential effects on its results of operations.

4.  Reinsurance

To limit its exposure on assumed risks, at the time of the IPO, the Company entered into certain proportional and non-proportional retrocessional agreements with other insurance companies, primarily subsidiaries of ACE, to cede a portion of the risk underwritten by the Company. The Company has also entered into other reinsurance agreements with non-affiliated companies.

In the event that any or all of the reinsurers are unable to meet their obligations, the Company would be liable for such defaulted amounts. Direct, assumed, and ceded reinsurance amounts were as follows:

	Three Months Ended March 31,
	2005	2004
	(in thousands of U.S. dollars)

Premiums Written
Direct	$16,004	$9,128
Assumed	16,367	38,406
Ceded	(6,897)	(405)
Net	$25,474	$47,129

Premiums Earned
Direct	$12,567	$9,766
Assumed	25,630	25,613
Ceded	(7,565)	2,119
Net	$30,632	$37,498

Loss and Loss Adjustment Expenses
Direct	$(1,103)	$1,550
Assumed	(3,758)	7,163
Ceded	3,033	—
Net	$(1,828)	$8,713

Reinsurance recoverable on ceded losses and LAE as of March 31, 2005 and December 31, 2004 is $33.4 million and $36.4 million, respectively.

5.  Commitments and Contingencies

Lawsuits arise in the ordinary course of the Company’s business. It is the opinion of the Company’s management, based upon the information available, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or liquidity, although an adverse resolution of a number of these items could have a material adverse effect on the Company’s results of operations or liquidity in a particular quarter or fiscal year.

In April, the Company received a Notice of Order to Preserve (“Order”) from the Office of the Commissioner of Insurance, State of Georgia (“Commissioner”). The Order was directed to “ACE Limited, and all affiliates” and requires the preservation of documents and other items related to “finite insurance” and a broad group of other insurance and reinsurance agreements. Also in April, the Company, and numerous other insurers, received a subpoena from the Commissioner related to the “initial phase” of the Commissioner’s investigation into “finite-risk” transactions. The subpoena requests information on the Company’s assumed and ceded reinsurance contracts in force during 2004. The Company is cooperating with the Commissioner.

In the ordinary course of their respective businesses, certain of the Company’s subsidiaries assert claims in legal proceedings against third parties to recover losses paid in prior periods.  The amounts, if any, the Company will recover in these proceedings are uncertain, although recoveries in any one or more of these proceedings during any quarter or fiscal year could be material to the Company’s results of operations in that particular quarter or fiscal year.

The Company is party to reinsurance agreements with most of the major monoline primary financial guaranty insurance companies. The Company’s facultative and treaty agreements are generally subject to termination (i) upon written notice (ranging from 90 to 120 days) prior to the specified deadline for renewal, (ii) at the option of the primary insurer if the Company fails to maintain certain financial, regulatory and rating agency criteria which are equivalent to or more stringent than those the Company is otherwise required to maintain for its own compliance with state mandated insurance laws and to maintain a specified financial strength rating for the particular insurance subsidiary or (iii) upon certain changes of control of the Company. Upon termination under the conditions set forth in (ii) and (iii) above, the Company may be required (under some of its reinsurance agreements) to return to the primary insurer all statutory unearned premiums, less ceding commissions, attributable to reinsurance ceded pursuant to such agreements. Upon the occurrence of the conditions set forth in (ii) above, whether or not an agreement is terminated, the Company may be required to obtain a letter of credit or alternative form of security to collateralize its obligation to perform under such agreement or it may be obligated to increase the level of ceding commission paid.

6.  Credit Facilities

On April 29, 2004, the Company entered into a $250.0 million unsecured credit facility (“$250.0 million credit facility”) to replace its general corporate purpose credit facilities, with a syndicate of banks, for which ABN AMRO Incorporated and Bank of America are acting as co-arrangers. Each of Assured Guaranty Ltd., Assured Guaranty Corp. (“AGC”) and Assured Guaranty (UK) Ltd. (“AG (UK)”), is a party, as borrower. The $250.0 million credit facility was a 364-day facility and any amounts outstanding under the facility at its expiration will be due and payable one year following the facility’s expiry. Under the $250.0 million credit facility, AGC can borrow up to $250.0 million, Assured Guaranty Ltd. has a borrowing limit not to exceed $50.0 million, and Assured Guaranty (UK) Ltd. has a borrowing limit not to exceed $12.5 million.  As of March 31, 2005 and December 31, 2004, no amounts had been drawn under this credit facility.

As of December 31, 2004, the Company was party to a $175.0 million non-recourse credit facility with a syndicate of banks. This facility was specifically designed to provide rating agency qualified capital to further support the Company’s claim paying resources. This agreement is due to expire December 2010.  As of March 31, 2005 and December 31, 2004, no amounts had been drawn under this credit facility.

On April 15, 2005, Assured Guaranty Ltd. and certain of its subsidiaries entered into a $300.0 million three-year unsecured revolving credit facility (the “$300.0 million credit facility”) with a syndicate of banks, for which ABN AMRO Incorporated and Bank of America, N.A. acted as lead arrangers and KeyBank National Association (“KeyBank”) acted as syndication agent.  Under the $300.0 million credit facility, each of the Company, AG (UK) and, subject to Assured Guaranty Re International Ltd. (“AGRI”) and Assured Guaranty Re Overseas Ltd. (“AGRO”) entering into the guaranties discussed below, Assured Guaranty Ltd., AGRI and AGRO are entitled to request the banks to make loans to such borrower or to request that letters of credit be issued for the account of such borrower.

The $300.0 million credit facility is intended to replace the $250.0 million credit facility.   The $250.0 million credit facility was terminated as of the closing of the $300.0 million credit facility.

Of the $300.0 million available to be borrowed, no more than $100.0 million may be borrowed by Assured Guaranty Ltd., AGRI or AGRO, individually or in the aggregate, and no more than $12.5 million may be borrowed by AG (UK).  The stated amount of all outstanding letters of credit and the amount of all unpaid drawings in respect of all letters of credit cannot, in the aggregate, exceed $100.0 million.

The proceeds of the loans and letters of credit are to be used for the working capital and other general corporate purposes of the borrowers and to support reinsurance transactions.

At the closing of the $300.0 million credit facility, (i) the Company guaranteed the obligations of AG (UK) under such facility, (ii) Assured Guaranty Ltd. guaranteed the obligations of AGRI and AGRO under such facility and agreed that, if the Company Consolidated Assets (as defined in the related credit agreement) of the Company and its subsidiaries were to fall below $1.2 billion, it would, within 15 days, guarantee the obligations of the Company and AG (UK) under such facility and (iii) Assured Guaranty Overseas US Holdings Inc., as a Material Non-AGC Subsidiary (as defined in the related credit agreement), guaranteed the obligations of Assured Guaranty Ltd., AGRI and AGRO under such facility.  It was further agreed that none of Assured Guaranty Ltd., AGRI or AGRO would be able to borrow under the $300.0 million credit facility until AGRI and AGRO, as Material Non-AGC Subsidiaries, have both guaranteed the obligations of the other and of Assured Guaranty Ltd. under such facility.

The $300.0 million credit facility’s financial covenants require that Assured Guaranty Ltd. (a) maintain a minimum net worth of $1.2 billion, (b) maintain an interest coverage ratio of at least 2.5:1, and (c) maintain a maximum debt-to-capital ratio of 30%.  In addition, the $300.0 million credit facility requires that the Company: (x) maintain qualified statutory capital of at least 80% of its statutory capital as of the fiscal quarter prior to the closing date of the facility and (y) maintain a ratio of aggregate net par outstanding to qualified statutory capital of not more than 150:1.  Furthermore, the $300.0 million credit facility contains restrictions on Assured Guaranty Ltd. and its subsidiaries, including, among other things, in respect of their ability to incur debt, permit liens, become liable in respect of guaranties, make loans or investments, pay dividends or make distributions, dissolve or become party to a merger, consolidation or acquisition, dispose of assets or enter into affiliate transactions.  Most of these restrictions are subject to certain minimum thresholds and exceptions.  A default by one borrower will give rise to a right of the lenders to terminate the facility and accelerate all amounts then outstanding.

7. Employee Benefit Plans and Stock Based Compensation

Employee Benefit Plans

Prior to the IPO, Assured Guaranty’s officers and employees participated in ACE’s long-term incentive plans providing options to purchase shares and restricted share unit awards.

Upon completion of the IPO, any unvested options to purchase ACE ordinary shares granted to the Company’s officers or employees under the ACE employee long-term incentive plan immediately vested and any unvested restricted ACE ordinary shares were forfeited. These officers and employees generally had 90 days from the date of the IPO to exercise any vested options to acquire ACE ordinary shares. The acceleration of vesting of options to purchase ordinary shares resulted in a pre-tax charge to the Company of approximately $1.4 million. Based upon a price of $42.79 per ACE ordinary share, the Company incurred a pre-tax charge of $3.1 million and contributed cash in the same amount to fund a trust, with a trustee, for the value of the restricted ACE ordinary shares forfeited by all of the Company’s officers and employees. These pre-tax charges took place during the second quarter 2004. The trust purchased common shares of Assured Guaranty Ltd. and allocated to each such individual common shares having the approximate value of the ACE ordinary shares forfeited by such individual. Based on Assured Guaranty’s initial public offering price of $18.00 per common share, the trust purchased approximately 173,000 Assured Guaranty Ltd. common shares on behalf of the Company. The common shares will be deliverable to each individual on the 18-month anniversary of the IPO so long as during that 18-month period the individual was not employed, directly or indirectly, by any designated financial guaranty company. (The forfeiture restriction has been waived for one former employee of the Company.) Any forfeited common shares will be delivered to Assured Guaranty Ltd. The trustees do not have any beneficial interest in the trust. Since completion of the IPO, the Company’s officers and employees are no longer eligible to participate in the ACE long-term incentive plans. In connection with these events, the Company received $2.5 million from ACE, for the book value of unrestricted compensation, which is recorded in unearned stock grant compensation, which is included in shareholder’s equity at December 31, 2004.

Stock Based Compensation

The Company accounts for stock-based compensation plans in accordance with APB 25 and related interpretations. No compensation expense for options is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of the grant. Pro forma information regarding net income and earnings per share is required by FAS 123. In December 2002, the FASB issued FAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“FAS 148”). FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosure in both annual and interim financial statements regarding the method of accounting for stock-based compensation and the effect of the method used on reported results.

For restricted stock awards, the Company records the market value of the shares awarded at the time of the grant as unearned stock grant compensation and includes it as a separate component of shareholder’s equity. The unearned stock grant compensation is amortized into income ratably over the vesting period.

The following table outlines the Company’s net income for the three-month period ended March 31, 2005, had the compensation expense been determined in accordance with the fair value method recommended in FAS 123.

(in thousands of U.S. dollars)	Three Months Ended March 31, 2005
Net income as reported	$25,443
Add: Stock-based compensation expense included in reported net income, net of income tax	284
Deduct: Compensation expense, net of income tax	623
Pro forma net income	$25,104

Since the Company was an indirect wholly-owned subsidiary of ACE during the three-month period ended March 31, 2004, management has determined that disclosing amounts related to these periods would not be meaningful, as the compensation expense determined under FAS 123 would be based on ACE’s ordinary share price.  The amount of stock-based compensation expense included in reported net income, net of income tax, was $0.1 million for the three months ended March 31, 2004.

8.  Tax Allocation Agreement

In connection with the IPO, the Company and ACE Financial Services Inc. (“AFS”)  entered into a tax allocation agreement, whereby the Company and AFS will make a  “Section 338 (h)(10)” election that will have the effect of increasing the tax basis of certain affected subsidiaries’ tangible and intangible assets to fair value.  Future tax benefits that the Company derives from the election will be payable to AFS when realized by the Company.

As a result of the election, the Company has adjusted its net deferred tax liability, to reflect the new tax basis of the Company’s affected assets.  The additional basis is expected to result in increased future income tax deductions and, accordingly, may reduce income taxes otherwise payable by the Company.  Any tax benefit realized by the Company will be paid to AFS.   Such tax benefits will generally be calculated by comparing the Company’s affected subsidiaries’ actual taxes to the taxes that would have been owed by those subsidiaries had the increase in basis not occurred.  After a 15-year period, to the extent there remains an unrealized tax benefit, the Company and AFS will negotiate a settlement of the unrealized benefit based on the expected realization at that time.

The Company recorded a $49.0 million reduction of its existing deferred tax liability, based on an estimate of the ultimate resolution of the Section 338(h)(10) election.  Under the tax allocation agreement, the Company estimates that as of the IPO date, it will pay $20.9 million to AFS and accordingly has established this amount as a liability, which is included in other liabilities on the balance sheet.   The difference, which is attributable to the change in the tax basis of certain liabilities for which there is no associated step-up in the tax basis of its assets and no amounts due to AFS, resulted in an increase to additional paid-in capital of $28.1 million during 2004.

9.  Segment Reporting

The Company has three principal business segments: (1) financial guaranty direct, which includes transactions whereby the Company provides an unconditional and irrevocable guaranty that indemnifies the holder of a financial obligation against non-payment of principal and interest when due, and includes credit support for credit default swaps; (2) financial guaranty reinsurance, which includes agreements whereby the Company is a reinsurer and agrees to indemnify a primary insurance company against part or all of the loss which the latter may sustain under a policy it has issued; and (3) other, which includes trade credit reinsurance in which the Company is no longer active.

The Company does not segregate certain assets and liabilities at a segment level since management reviews and controls these assets and liabilities on a consolidated basis. The Company allocates operating expenses to each segment based on a comprehensive cost study. The other segment received proportional share of operating expenses up to the IPO date. From the IPO date, the other segment was not allocated operating expenses. Management uses underwriting gains and losses as the primary measure of each segment’s financial performance.

The following table summarizes the components of underwriting gain for each reporting segment (amounts may not foot due to rounding):

	Three Months Ended March 31, 2005
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$19.8	$11.9	$0.6	$32.4
Net written premiums	16.0	9.5	—	25.5
Net earned premiums	12.4	18.2	—	30.6
Loss and loss adjustment expenses	0.2	(2.0)	—	(1.8)
Profit commission expense	—	—	—	—
Acquisition costs	1.2	6.9	—	8.1
Other operating expenses	5.3	2.5	—	7.9
Underwriting gain	$5.7	$10.8	$—	$16.5

	Three Months Ended March 31, 2004
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$11.3	$35.1	$1.2	$47.5
Net written premiums	10.9	35.1	1.2	47.1
Net earned premiums	10.8	18.5	8.2	37.5
Loss and loss adjustment expenses	0.9	3.5	4.3	8.7
Profit commission expense	—	0.1	0.2	0.3
Acquisition costs	0.7	6.4	2.1	9.2
Other operating expenses	5.0	3.1	2.6	10.8
Underwriting gain (loss)	$4.3	$5.4	$(1.1)	$8.5

The following is a reconciliation of total underwriting gain to income before provision for income taxes for the periods ended:

	Three Months Ended March 31,
	2005	2004
	(in millions of U.S. dollars)

Total underwriting gain	$16.5	$8.5
Net investment income	13.3	12.6
Net realized investment gains	0.2	—
Unrealized gains on derivative financial instruments	4.9	10.0
Goodwill impairment	—	(1.6)
Income before provision for income taxes	$34.9	$29.5

The following table provides the lines of businesses from which each of the Company’s three reporting segments derive their net earned premiums:

	Three Months Ended March 31,
	2005	2004
	(in millions of U.S. dollars)
Financial guaranty direct:
Financial guaranty direct	$12.4	$10.8

Financial guaranty reinsurance:
Public finance	8.4	11.0
Structured finance	9.8	7.5
Total	18.2	18.5

Other:
Trade credit reinsurance	—	8.2
Total	—	8.2
Total net earned premiums	$30.6	$37.5

Note 10.  Subsequent Events

Committed Capital Securities

On April 8, 2005, the Company entered into four separate agreements with four different custodial trusts pursuant to which the Company may, at its option, cause each of the custodial trusts to purchase up to $50.0 million of perpetual preferred stock of the Company.  The custodial trusts were created as a vehicle for providing capital support to the Company by allowing the Company to obtain immediate access to new capital at its sole discretion at any time through the exercise of the put option.  If the put options were exercised, the Company would receive $200.0 million in return for the issuance of its own perpetual preferred stock, the proceeds of which may be used for any purpose including the payment of claims.

Agreement with FSA

On April 6, 2005 the Company and AGRI entered into a binding letter of intent with Financial Security Assurance Inc. (“FSA”) pursuant to which substantially all of FSA’s financial guaranty risks previously ceded to the Company (the “Ceded Business”) would be assumed by AGRI, effective as of January 1, 2005.  As of December 31, 2004, the total par outstanding of the Ceded Business was approximately $20.6 billion.  FSA has agreed it would release the Company from all liabilities with respect to the Ceded Business.  FSA and AGRI have agreed that AGRI would assume all of the Company’s liabilities with respect to the Ceded Business. FSA would receive a profit commission on the Ceded Business based on its future performance.

FSA has also agreed to reassume from AGRI approximately $800.0 million par value of healthcare related reinsurance business, which would include a transfer to FSA of approximately $12.0 million of unearned premium reserves, net of ceding commission.  These transfers would take place at statutory book value, as of January 1, 2005.

The transaction is expected to be completed in the second quarter of 2005.  The Company does not expect the transaction to have a material impact on its consolidated 2005 net income.  The transaction is subject to final documentation and certain closing conditions, including regulatory approvals. There can be no assurance that this transaction will be consummated upon the terms specified above or at all.